Exhibit 99.3
For more information, please contact:

Company Contact:	Investor Relations Contact:
Asia Pacific Wire & Cable Corporation Limited	CCG Investor Relations
Mr. Frank Tseng, CFO	Mr. John Harmon, CFA, Senior Account Manager
Phone: +886-2-2712-2558 Ext. 66	Phone: +86 (10) 6561-6886 ext. 807 (Beijing)
E-mail: frank.tseng@apwcc.com	E-mail: john.harmon@ccgir.com
www.apwcc.com	www.ccgir.com
Asia Pacific Wire & Cable Corporation Announces First-Quarter 2011 Results
TAIPEI, Taiwan, June 14, 2011 /PRNewswire-Asia-FirstCall/ — Asia Pacific Wire & Cable Corporation Limited (NASDAQ:APWC — News) (“APWC” or the “Company”), today announced unaudited consolidated results for the first quarter ended March 31, 2011. The Company’s first quarter results were achieved prior to the elevation of its common shares to trading on NASDAQ, which took place on April 29, 2011.
In the current environment surrounding U.S.-listed China companies, the Company would like to emphasize APWC’s more than 40-year history as a stable, multinational company serving Singapore, Thailand, and other countries in Southeast Asia and demonstrating solid business performance and financial results. The Company recently completed its annual audit by the leading global firm, Ernst & Young, and has filed its annual report on form 20-F ahead of the June 30 deadline. APWC as a company and as a brand enjoys a good reputation with its customers and operates from an extremely sound financial position with strong auditing procedures and internal controls and close adherence to SEC and other regulations. The Company recently improved its corporate governance by appointing a highly qualified independent director, who serves on the Company’s Audit Committee, in addition to improving its standing with investors through its upgrade to the NASDAQ Capital Market exchange.
First-Quarter 2011 Financial Highlights
The Company reported continued growth in its revenue and gross profit. The Company’s solid results for first-quarter 2011 reflect the sustained customer demand for its principal manufactured products, particularly for power cable, enameled wire, and telecommunications cable, across the Company’s major geographic markets.
•	Revenues were $121.8 million, an increase of 16.1% from $104.8 million in the same period a year ago

•	Gross profit increased to $13.0 million, an increase of 13.5% from $11.4 million from the first quarter of 2010

•	Gross profit margin was 10.6%, compared with 10.9% in the year-ago period

•	Net income attributable to APWC shareholders was $2.7 million, compared with $3.7 million in the same period a year ago

•	Basic and diluted earnings per share were $0.20, compared with $0.27 in the first quarter of 2010

First-Quarter 2011 Results
Revenues were $121.8 million, a 16.1% increase over the first quarter of 2010. Gross profit was $13.0 million, an increase of 13.5% from $11.4 million in the same period in 2010. Gross profit margin was 10.6%, compared with 10.9% in the first quarter of 2010. Operating income was $5.9 million, versus $5.2 million in the year-ago period, an increase of 14.0%. Selling, general and administrative expenses were $7.1 million, an increase of 15.6% from the first quarter of 2010. Pretax income was $5.8 million, versus $5.7 million in the first quarter of 2010. Income tax expense was $2.0 million in the first quarter of 2011, as compared to a benefit of $1.0 million in the year-ago quarter. Net income attributable to APWC shareholders was $2.7 million versus $3.7 million in the first quarter 2010. Net income per basic and diluted share was $0.20, versus $0.27 in the year-ago period.
Financial Condition
As of March 31, 2011, APWC had $37.0 million in cash and cash equivalents and $37.8 million in unrestricted short-term bank deposits, totaling $74.9 million, compared to cash and equivalents of $63.2 million as of December 31, 2010. Total current assets were $345.0 million as of March 31, 2011, compared to $329.5 million at the end of 2010, and total current liabilities were $172.0 million as of March 31, 2011, compared to $158.8 million at the end of 2010. Working capital was $173.0 million as of March 31, 2011, versus $170.7 million at the end of 2010. Shareholders’ equity attributable to APWC was $156.9 million, compared to $153.2 million at the end of 2010. Net book value per share increased to $11.34 from $11.08 per share at the end of 2010.
About Asia Pacific Wire & Cable Corporation
Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products (“Distributed Products”) manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company (“PEWC”). The Company also provides project engineering services in the supply, delivery and installation (“SDI”) of power cables to certain of its customers. For more information on the Company, visit http://www.apwcc.com. Information on the Company’s Web site or any other Web site does not constitute a portion of this release.
Safe Harbor Statement
This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as “believes”, “expects” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

- financial tables follow -
ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of March 31,	As of December
	2011	31, 2010
	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	$37,039	$63,217
Unrestricted Short-term bank deposits	37,847	—
Restricted short-term bank deposits	17,259	17,422
Accounts receivable, net of allowance for doubtful accounts	121,653	144,454
Amounts due from related parties	13,313	8,246
Inventories, net of allowance for inventories
Distributed products	5,737	639
Finished products	42,598	35,832
Products in process	25,080	19,108
Raw materials and supplies	33,064	30,401

	106,479	85,980
Deferred tax assets	2,118	3,320
Prepaid expenses	4,567	5,514
Other current assets	4,764	1,308

Total current assets	345,039	329,461

Property, plant and equipment:
Land	6,259	6,291
Land use rights	3,011	2,999
Buildings	50,374	50,199
Machinery and equipment	128,482	127,118
Motor vehicles	4,644	4,431
Office equipment	7,128	6,915

	199,898	197,953

Accumulated depreciation and amortization	(155,061)	(154,052)

	44,837	43,901

Available-for-sale investments	711	744
Investment in equity investees	3,241	3,242
Goodwill	8,801	8,801
Other assets	156	97
Deferred tax assets	2,301	677

	15,210	13,561

Total assets	$405,086	$386,923

	As of March 31,	As of December
	2011	31, 2010
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans and overdrafts	$27,422	$25,259
Trust receipts	59,515	42,092
Accounts payable	35,579	41,989
Accrued expenses	11,629	13,197
Amounts due to related parties	17,151	17,140
Short-term loans from the immediate holding company	1,732	1,732
Income tax liabilities	12,193	10,627
Deferred tax liabilities	57	—
Other current liabilities	6,734	6,772

Total current liabilities	171,012	158,808
Other liabilities	1,042	822
Deferred tax liabilities	1,930	1,581

Total liabilities	174,984	161,211

Commitments and contingencies
APWC shareholders’ equity:
Common stock, $0.01 par value:
Authorized shares of 50,000,000 shares was effective on December 31, 2009 and 2010
Issued and outstanding shares — 13,830,769 shares	138	138
Additional paid-in capital	111,541	111,541
Retained earnings	42,952	40,229
Accumulated other comprehensive (loss) income	2,277	1,286

Total APWC shareholders’ equity	156,908	153,194

Non-controlling interests	73,194	72,518

Total shareholders’ equity	230,102	225,712

Total liabilities and shareholders’ equity	$405,086	$386,923

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share data)

	Three-Month Period Ended March 31, (Unaudited)
	2011	2010

Net sales	$121,801	$104,868
Cost of sales	(108,831)	(93,442)

Gross profit	12,970	11,426
Selling, general and administrative expenses	(7,087)	(6,133)
Provision for doubtful accounts	5	(125)
Impairment of long-lived assets	—	—

Income from operations	5,888	5,168
Exchange gain, net	119	865
Interest income	306	118
Interest expense	(805)	(559)
Share of net loss of equity investees	—	(42)
Impairment of investments	—	—
Gain on liquidation of subsidiaries	—	—
Other income, net	274	183

Income before income taxes	5,782	5,733
Income taxes	(1,994)	1,049

Net income	3,788	6,782
Less: Net income attributable to non-controlling interests	(1,065)	(3,053)

Net income attributable to APWC	$2,723	$3,729

Basic and diluted income per share	$0.20	$0.27

Basic and diluted weighted average common shares outstanding	13,830,769	13,830,769

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. Dollars)

	Three-Month Period Ended
	March 31,
	(Unaudited)
	2011	2010

Net cash provided by (used in) operating activities	$(6,152)	$3,321
Net cash provided by (used in) investing activities	(40)	(3,892)
Net cash provided by (used in) financing activities	19,699	4,797
Effect of exchange rate changes on cash and cash equivalents	377	624

Net increase (decrease) in cash and cash equivalents	(26,178)	4,850
Cash and cash equivalents at beginning of period	63,217	41,534

Cash and cash equivalents at end of period	$37,039	$46,384

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